Filed Pursuant to Rule 424(b)(3)
Registration No. 333-146867

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 5 DATED MARCH 7, 2011

TO THE PROSPECTUS DATED APRIL 29, 2010

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2010, as supplemented by Supplement No. 1, dated April 29, 2010, Supplement No. 2, dated May 24, 2010, Supplement No. 3, dated August 20, 2010 and Supplement No. 4 dated November 19, 2010. The purpose of this Supplement No. 5 is to disclose:

•	the status of our public offerings;

•	updates to the composition of our board of directors and the corporate governance committee;

•	an update regarding our interests in real property; and

•	termination of the automatic investment plan.

Status of Our Public Offerings

We commenced our follow-on offering of $850,000,000 in shares of common stock on July 28, 2008. Of these shares, we are offering $750,000,000 in our primary offering and $100,000,000 pursuant to our distribution reinvestment plan. Concurrently with the commencement of our follow-on offering, we terminated our initial public offering. As of March 4, 2011, we had received and accepted subscriptions in our offerings for an aggregate of 5,681,730 shares of our common stock, or $56,205,238, including shares issued under our distribution reinvestment plan. As of March 4, 2011, 83,251,266 shares remained available for sale to the public under our follow-on offering, including shares available under our distribution reinvestment plan. Our follow-on offering is expected to terminate on or before July 28, 2011.

Updates to the Board of Directors and the Corporate Governance Committee

On January 3, 2011, Harvey Lenkin resigned as one of our independent directors. Mr. Lenkin had served on our board of directors since our inception and did not resign because of any disagreements with us. In connection with Mr. Lenkin’s resignation, Michael B. Lenard notified our board on February 25, 2011 that he would resign as one of our directors effective March 4, 2011. Mr. Lenard’s decision was made in consultation with the other members of the board, who had considered reducing the number of our directors from six to five following the resignation of Mr. Lenkin.

The board deemed the reduction of the number of directors the appropriate means of complying with provisions of our charter and bylaws, which both require a majority of the members of the board to be independent directors, except for a period of 60 days after the death, removal or resignation of an independent director. Mr. Lenard serves as one of our officers and as an officer of our advisor and sponsor and therefore does not meet the requirements of an independent director. His resignation will allow the three remaining independent directors, Harold H. Greene, Michael L. Meyer, and Christopher H. Volk, to constitute a majority. At the time of his resignation, Mr. Lenard had no disagreements with us and will continue to serve in his capacities as our Executive Vice President, Secretary and Counselor at our request.

In addition to approving the above measures, the board appointed Mr. Meyer to its Corporate Governance Committee as of March 3, 2011 to fill the vacancy created by Mr. Lenkin’s departure.

Termination of the Automatic Reinvestment Plan

As of the date of this Supplement No. 5, we have terminated the automatic investment plan described on page 148 of the prospectus and hereby delete the “Plan of Distribution—Automatic Investment Plan” subsection of the prospectus in its entirety.

Update Regarding Our Interests in Real Property

On November 2, 2005, we formed PRIP 801, LLC to acquire the property and improvements located at 801 Fiber Optic Drive in North Little Rock, Arkansas, or 801 Fiber Optic Drive. 801 Fiber Optic Drive is an industrial distribution facility that consists of approximately 10.95 acres of real property and a 56,336 square foot building that was completed in 2001. The property is 100% leased to FedEx Ground Package System, Inc. pursuant to a ten-year net lease that commenced on August 1, 2001 and was renewed on January 28, 2010 for a five-year term ending on July 31, 2016.

At the time of formation, PRIP 801, LLC acquired a 63.9% interest in 801 Fiber Optic Drive from an unrelated third party, and 801 FO, LLC, a separate unrelated third party, contributed its 36.1% interest in 801 Fiber Optic Drive to PRIP 801, LLC. In connection with the acquisition of our interest in 801 Fiber Optic Drive, we refinanced the existing debt on the property of approximately $2.45 million, paying down approximately $500,000 and financing the remainder through a new mortgage loan in the amount of $1.95 million. Our ownership interest in PRIP 801, LLC was increased from 63.9% to 74.0% by the capital advanced in connection with the refinancing.

On November 29, 2007, we posted a $550,000 irrevocable standby letter of credit secured by $550,000 cash deposited in a certificate of deposit with Wachovia Bank N.A pursuant to the terms of a cash management agreement related to the mortgage loan on 801 Fiber Optic Drive. Since the mortgage loan was not paid off by November 1, 2010 as required by the cash management agreement, the lender drew the $550,000 on the letter of credit to reduce the principal balance of the mortgage loan. 801 FO, LLC did not contribute any additional money. As a result, we currently own a 79.0% interest in PRIP 801, LLC and 801 FO, LLC owns the remaining 21.0% interest in PRIP 801, LLC.

On February 28, 2011, PRIP 801, LLC refinanced the mortgage loan on 801 Fiber Optic Drive in the amount of $1,300,000. The new loan bears interest at a fixed rate of 6.75% and matures on February 1, 2014. The loan is generally prepayable subject to a prepayment premium of 1.5% based on the remaining amount of the loan, unless the property is sold to a third party. We have agreed to guarantee the loan, which is secured by a mortgage on the property.

In addition, upon the recommendation of our advisor, our board of directors has approved the proposed sale of 801 Fiber Optic Drive if the terms approved by our board for the sale have been met. The proposed sale is part of a strategy to redeploy capital into higher yielding assets. We have not entered into an agreement to sell 801 Fiber Optic Drive, and we cannot assure you that we will be able to sell the property on the terms approved by our board of directors.